

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 16, 2006

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re: American Dairy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2006**
> **File No. 333-128075**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 1-32473**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. We note that the amendment to your Form S-1 was filed in response to our comment letter dated March 3, 2006. Our page references are to the redlined version of the amendment that you filed. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue in part our prior comment 1. In your response to several comments, you indicate that you have made the requested changes, but we were unable to locate the new disclosure. Please provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout each document and among the documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   We reissue our prior comment 3. Please delete repeated disclosure in different sections of the document. For example, you provide your company history on pages 5, 12, and 19.

3.   We note your response to our prior comment 4 that you have not held any meetings of shareholders nor submitted any matter to the written consent of the shareholders since April 2003. Please tell us how these practices are consistent with the requirements of Utah law.

Prospectus Summary, page 1

4.   We note your response to our prior comment 9. However, you make reference to several awards that your products have received such as "High Quality Product" and "Gold Medal." If you include such disclosure in the prospectus, please disclose the meaning and effect of such awards. We note that the awards were made in 1991 and 1997, respectively.

Summary Consolidated Financial Information, page 6

5.   Please present the consolidated balance sheet data for the year ended December 31, 2001. Refer to Item 301 of Regulation S-K.

6.   We note your statement that "Effective July 1, 2005 slotting fees paid by American Dairy previously reported as expenses have been reclassified as a reduction of revenues." Please tell us how you have determined that reclassification rather than restatement of your previously issued financial statements is appropriate given that the guidance under EITF 01-9 concerning slotting fees was effective for financial statements for annual periods or interim periods beginning after December 15, 2001. Please see paragraphs 11 and 12 of EITF 01-9.

Risk Factors, page 8

7.   We reissue our prior comment 16. Please set forth each risk factor under a subheading that adequately describes the risk. Please ensure that each of your subheadings discloses the specific risk or risks that you are discussing in the text. Please see Item 503(c) of Regulation S-K.

8.   We note your response to our prior comment 17. However, some of your risk factor discussion continues to include mitigating language. For example, in the second risk factor on page 9 and the third risk factor on page 10, eliminate the sentences that begin with "We believe …."

9.   Please revise or eliminate the bracketed statements included in the discussion surrounding self insurance in the last paragraph on page 9.

Business

Milk Processing Facilities, page 14

10.   We note your response to our prior comment 23. In regard to the plant that was completed in December 2005, please provide its production capacity and add it to the figure you give for your total production capacity.

Management's Discussion and Analysis of Financial Condition ot Plan of Operation, page 19

General

11.   We reissue our prior comment 32. In response to our comment, you eliminated your previous discussion regarding management's expansion plans. Please disclose with specificity management's expansion plans over the next twelve months, and the expected capital that the company will need to fund such efforts. Disclose also how management intends to raise the additional capital that the company will need.

12.   We reissue in part our prior comment 37. In your MD&A discussion, please discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration of financial, operation and other information known to the company.

Liquidity and Capital Resources

13.   We reissue our prior comments 38 and 39. We were unable to locate the changes to the disclosure to which you refer.

Contractual Obligations, page 26

14.   We note your statement that "[t]he Company anticipates that it will have adequate working capital in the foreseeable future." Please revise this statement to address your outlook on both a short-term and long-term basis. Refer to FRC 501.12, which states that "companies should evaluate separately their ability to meet upcoming cash requirements over both the short and long term. Merely stating that a company has adequate resources to meet its short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material."

Selling Stockholders, page 29

15.   We reissue in part our prior comment 41. We note that for several entities that are selling shareholders no natural person with the power to vote or to dispose of the securities is identified. In footnotes to the selling shareholders table, please identify the natural persons with the power to vote or to dispose of the securities offered for resale by all of the entities listed as selling shareholders. *See* Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

16.   We reissue in part our prior comment 42. We were unable to locate the revised disclosure to which you refer. Please state whether any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. In this regard, please describe the transactions in which each of the selling shareholders received the shares being registered for resale.

17.   We note your response to our prior comment 43. Please revise your disclosure in the registration statement consistent with your response to our comment. In this regard, please identify any registered broker dealers and include a statement that each such registered broker-dealer received its shares as compensation for investment banking related services. Please also identify any affiliate of registered broker-dealers. With respect to any such affiliate, please disclose, if true that such affiliate purchased its shares in the ordinary course of business, and that the time of such purchase.

Principal Stockholders, page 33

18.   We reissue our prior comment 45 in part. We were unable to locate the revised disclosure to which you refer. You also have included a footnote 1 reference to the Number of Shares column, but no corresponding note at the end of the table. Please revise.

Executive Compensation

Summary Compensation Table, page 34

19.   We reissue in part our prior comment 44. In regard to the Restricted Stock Awards made to Mr. Leng, Item 402(b)(2) (iv) of Regulation S-K requires that the dollar value of awards of restricted stock be disclosed. Please also refer to the Instructions to Item 402(b)(2)(iv) and provide the information required. Please also provide the Long-Term Incentive Plan Table required by Item 402(e).

20.   We note your disclosure that Mr. Leng receives annual pension payments. Please provide the disclosure required by Item 402(f).

Board Compensation, page 34

21.   We note your disclosure that you have awarded Board members shares of stock for their services. Item 402(g) requires that you disclose the terms of any arrangements and the amount of compensation provided.

Certain Relationships and Related Transactions, page 35

22.   We reissue our prior comment 47 in part. We were unable to locate the loan documents you indicated were filed as exhibits to the registration statement.

23.   We note your disclosure that as of March 31, 2006, the company was owed $89,000 from "other officers and directors." Please identify the certain officers and directors to whom you refer. Describe the terms of the transactions with respect to which the amounts are owed. Please see our similar comment in the section regarding the Notes to the Financial Statements. We may have further comment.

Dividend Policy, page 36

24.   We reissue our prior comment 51. We are unable to locate your expanded disclosure in response to our comment.

Description of Capital Stock

Common Stock, page 37

25.   We reissue our prior comment 53. We are unable to locate your expanded disclosure in response to our comment.

Dividend Restrictions, page 37

26.   We reissue our prior comment 54. We note that you discuss potential restrictions
        on your payment of dividends. Please state whether there are currently any
        restrictions on your ability to pay dividends to shareholders.

Legal Matters, page 37

27.   Please provide this disclosure in your next amendment.

Financial Statements

Consolidated Statements of Operations, page F-4

28.   Please revise the amount presented for Sales for the year ended December 31,
        2003. In this regard, it appears the amount is missing its first digit. This also
        appears to be the case for General and Administrative expenses for the year ended
        December 31, 2005.

Description of Business, page F-8

29.   It appears from your response to prior comment number 65 that you have
        corrected an error in previously issued financial statements. Please tell us how
        you have applied the guidance in paragraphs 25 and 26 of SFAS 154.

30.   We have read your response to prior comment number 67 and note that you
        removed the disclosure pertaining to our comment. As previously requested,
        please disclose the impact, if any, to your ownership rights to the equity and
        related assets and liabilities of the entities you indicate on page F-7 have a defined
        period of existence. Additionally, please disclose the reasons for the defined
        period of existence.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition

31.   Please add additional disclosure to explain what you mean by your statement that
        you record other income for "write back of long outstanding trade payables."

Concentrations of Business and Credit Risk, page F-14

32.   We note that you included unaudited condensed financial parent company balance
        sheets, statements of income and statements of cash flows for the years ended
        December 31, 2003, 2004 and 2005 in response to prior comment number 52.

Please note that these financial statements are required to be audited. See Rule 5-04(c) of Regulation S-X, which states that "The schedules shall be examined by the independent accountant if the related financial statements are so examined."

33.   Please expand your disclosure to comply with Rule 12-4 of Regulation S-X for condensed financial information, which indicates that you may omit detailed footnote disclosure "with the exception of disclosures regarding material contingencies, long-term obligations and guarantees. Descriptions of significant provisions of the registrant's long-term obligations, … shall be provided along with a five-year schedule of maturities of debt."

Transactions with Related Parties, page F-18

34.   We note from your response to prior comment number 63 that you believed we were referring to amounts due to directors. Please readdress our prior comment with respect to the amount shown as due from other officers and directors totaling $89,000 as of March 31, 2006.

Fixed Assets, page F-19

35.   Please tell us whether or not the Nutricia Nutritionals Co., acquisition in 2005 constituted a material business combination under SFAS 141. If this acquisition did constitute a material business combination, please provide all required disclosure under paragraphs 51 through 55 of SFAS 141.

Notes Payable, page F-20

36.   We note that you have Series A and B convertible notes outstanding as of the year ended December 31, 2005. Please tell us how you have considered the guidance in SFAS 150, SFAS 133 and EITF 00-19 with respect to your convertible notes and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Capital Stock, page F-21

37.   We do not find your responses to prior comment numbers 49, 50, 59, and 60 sufficiently informative. Please contact us at your earliest convenience to further discuss the amounts you have presented for the number of shares of common stock with respect to the December 31, 2002 beginning balance and Recapitalization line item. In this regard, we continue to believe, based on your disclosures that the beginning balance represents the 7,485,147 shares of American Dairy, Inc., adjusted to 394,168 for the 1 for 19 reverse stock split, and the recapitalization amount represents the shares issued in exchange for all of the

outstanding capital stock of AFC. Moreover, we will require more detail from you in order to understand the further reduction of the American Diary, Inc. shares, totaling 394,168, by a contribution of certain shareholders of 258,638 shares, resulting in the amount presented of 135,530 shares.

Earnings per Share, page F-23

38.   We have reviewed your response to prior comment number 84 and note that you did not address the last two items we requested. Therefore, we reissue that portion of the comment as follows.

(a)   Please tell us in your supplemental response how many shares you used as the beginning balance in the weighted-average share computation for all years presented.

(b)   Confirm, if true, in your supplemental response that you included the shares issued in exchange under the recapitalization in the period the transaction took place or otherwise advise.

Exhibits and Financial Statement Schedules, page II-6

39.   We reissue prior comments 85 and 86. We were unable to locate the exhibits you indicated were filed in response to our comments.

40.   We note your response to our prior comment 88. Please file the opinion of counsel in the next amendment.

 Undertakings, II-6

41.   We reissue prior comment 89 in part. Please provide the undertakings set forth in Item 512(a)(6) and (i)(2).

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

General

42.   Please revise your reports as necessary to comply with all applicable comments on your annual and quarterly financial statements written for your Form S-1 above. Without limitation, your revisions should include enhanced disclosure to Management's Discussion and Analysis, the financial statements, and notes to the financials statements based on principles underlying the comments.

Controls and Procedures

43.   We note from your response to prior comment numbers 90 through 93 that your intent was to file an amended Form 10-Q for the quarter ended September 30, 2005 following the filing of the amendment to the registration statement. Once you have filed the amended Form 10-Q, we will be able to complete our review of these prior comments. Furthermore, we note that you have not complied with prior comment numbers 91, 92 and 93 with respect to your 2005 Form 10-K or your Form 10-Q for the quarter ended March 31, 2006. Please also amend those filings to comply with our previous comments.

44.   We note the statement in each report that the Chief Executive Officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the company, and its consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which the report was being prepared. Please also confirm, if true, in each report that the controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers to allow timely decisions regarding required disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 23

45.   We note that in your disclosure you reference Rules 13a-14(c) and 15(d)-14(c). Please update your disclosure to reference Rules 13a-15(e) and 15d-15(e). In addition your disclosure references a Form 10-KSB. Please revise it to reference your Form 10-K.

Exhibits 31.1 and 31.2

46.   We note that your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 refer to a quarterly report in paragraph 2. Please revise this paragraph to refer to the annual report.

Closing Comments

        As appropriate, please amend your Form 10-K and Form 10-Qs within ten business days of the date of this letter, or else let us know when you will respond. As appropriate, please amend your registration statement in response to these comments.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3685 with any other questions.

Sincerely,

Tangela Richter
Branch Chief

cc: J. Goeken
       J. Davis
       D. Levy